UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           1,490,936*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      1,490,936*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,490,936*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      8.6%*
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  14)  Type of Reporting Person (See Instructions):      IN
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*  Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of (i) 1,457,636 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"), and (ii) warrants to acquire an additional 33,300 Shares at an exercise price of $2.75 per Share (the "Warrants"). Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of December 13, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,490,936 Shares, or 8.6% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005, as filed with the Securities and Exchange Commission (the "Commission") on November 8, 2005, there were 16,640,896 Shares issued and outstanding as of November 2, 2005. In its Current Report on Form 8-K, as filed with the Commission on November 30, 2005, the Company indicated that it had issued and sold an additional 753,013 Shares as of November 28, 2005. As of December 13, 2005, Laddcap is the holder of 1,449,726 Shares and warrants to acquire an additional 33,300 Shares at an exercise price of $2.75 per Share (the "Warrants"). Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of December 13, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,490,936 Shares, or 8.6% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions since the date of event that required the filing by Mr. Ladd of Amendment No. 2 to the Schedule 13D with respect to the Company (November 9, 2005) in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were purchases effected in an ordinary brokerage transaction):


       Date                          Quantity                        Price
       ----                          --------                        -----

   November 10, 2005                   3,000                         $3.66
   November 10, 2005                   1,000                         $3.67
   November 10, 2005                   1,000                         $3.69
   November 10, 2005                   6,000                         $3.70
   November 10, 2005                   1,000                         $3.73
   November 11, 2005                  20,500                         $3.58
   November 11, 2005                   2,500                         $3.59
   November 11, 2005                  22,000                         $3.60
   November 21, 2005                   4,240                         $3.65
   November 21, 2005                   5,000                         $3.69
   November 21, 2005                   2,000                         $3.70
   November 23, 2005                   4,150                         $3.59
   November 23, 2005                  16,000                         $3.60
   November 23, 2005                   2,000                         $3.61
   November 23, 2005                   1,000                         $3.62
   November 23, 2005                   2,000                         $3.65
   November 23, 2005                   3,000                         $3.66
   November 23, 2005                   1,000                         $3.67
   November 23, 2005                   1,000                         $3.68
   November 25, 2005                     100                         $3.54
   November 25, 2005                   7,000                         $3.55
   November 28, 2005                   2,000                         $3.21
   November 28, 2005                   2,000                         $3.32
   November 28, 2005                   2,000                         $3.33

   November 30, 2005                     100                         $3.34
   November 30, 2005                     400                         $3.35
   November 30, 2005                     525                         $3.36
   November 30, 2005                   4,100                         $3.37
   November 30, 2005                  13,000                         $3.38
   December 1, 2005                      500                         $3.33
   December 1, 2005                    1,000                         $3.34
   December 1, 2005                    6,500                         $3.35
   December 1, 2005                      100                         $3.37
   December 1, 2005                      200                         $3.40
   December 1, 2005                      800                         $3.41
   December 2, 2005                    3,900                         $3.24
   December 2, 2005                    2,000                         $3.25
   December 2, 2005                    5,000                         $3.26
   December 2, 2005                    2,000                         $3.27
   December 2, 2005                    3,725                         $3.28
   December 2, 2005                      400                         $3.30
   December 2, 2005                    4,825                         $3.31
   December 2, 2005                      950                         $3.33
   December 2, 2005                    1,400                         $3.34
   December 5, 2005                    1,000                         $3.31
   December 12, 2005                     200                         $3.26
   December 12, 2005                  11,600                         $3.27
   December 12, 2005                  12,700                         $3.29
   December 12, 2005                  33,000                         $3.30
   December 12, 2005                     200                         $3.32
   December 12, 2005                     100                         $3.33
   December 12, 2005                     700                         $3.34
   December 13, 2005                     110                         $3.19
   December 13, 2005                   3,800                         $3.22
   December 13, 2005                   1,000                         $3.23
   December 13, 2005                   1,000                         $3.24
   December 13, 2005                   2,000                         $3.25


          In addition, the following table details the transactions since the date of event that required the filing by Mr. Ladd of Amendment No. 2 to the
Schedule 13D with respect to the Company (November 9, 2005) in Warrants by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were purchases effected in an ordinary brokerage transaction):

       Date                          Quantity                        Price
       ----                          --------                        -----

    December 13, 2005                    300                         $0.34

    December 13, 2005                 14,000                         $0.35

    December 13, 2005                  1,000                         $0.37

    December 13, 2005                  3,000                         $0.38

    December 13, 2005                  7,000                         $0.40

    December 13, 2005                  5,000                         $0.42

    December 13, 2005                  2,000                         $0.51

    December 13, 2005                  1,000                         $0.52


          Except as set forth above, there where no other transactions since the date of event that required the filing by Mr. Ladd of Amendment No. 2 to the
Schedule 13D with respect to the Company (November 9, 2005) in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December 14, 2005


                                            /s/ Robert Ladd
                                            ------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Advisors LLC, the general partner of
                                            Laddcap Value Partners LP


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).